Exhibit 99.1

President Obama and U.S. Secretary of Energy Steven Chu Visit UPS Shipping Facility to View Alternative Fuel Vehicles Including Natural Gas Truck Powered by Westport HD

~ President Obama Announces National Clean Fleets Partnership ~

VANCOUVER, April 1 /CNW/ - Westport Innovations Inc. (TSX: WPT) (NASDAQ: WPRT), a global leader in alternative fuel, low-emissions transportation technologies, announced that today President Barack Obama, U.S. Secretary of Energy Steven Chu and Transportation Secretary Ray LaHood visited a UPS shipping facility in Landover, Maryland to view various alternative fuel vehicles from UPS, AT&T, Pepsi-Frito Lay, and Verizon's clean fleets and to announce National Clean Fleets Partnership. A liquefied natural gas (LNG) Kenworth T800 truck powered by Westport HD was showcased at the event to demonstrate UPS' commitment to reduce the emissions of its truck fleet while taking a step toward U.S. energy security.

According to UPS, as members of the partnership, the companies - operators of more than 275,000 vehicles combined - pledged to support the Administration's energy security efforts and to develop new alternative fuel technologies in tandem with the government. The combination of private sector innovation with public sector support is seen as a way to drive efforts to lower America's dependence on foreign oil while growing the domestic economy and contributing a significant cost-savings to companies.

This event followed President Obama's remarks on a secure energy future for America on March 30, 2011 at Georgetown University, Washington, where he discussed the vital role of natural gas as a new source of energy, including for the transportation sector. The President also asked members of Congress and all the interested parties involved to pass a bill that will help achieve the goal of extracting natural gas in a safe, environmentally sound way and provide incentives to use clean-burning natural gas in vehicles instead of oil-based fuels.

"We are thrilled to have President Obama encouraging the use of natural gas in transportation to reduce emissions and America's dependence on foreign oil," said David Demers, CEO of Westport Innovations. "Westport is strategically positioned to support the President's initiatives by leveraging our proprietary natural gas engine technology and partnering with leading diesel engine and truck OEMs. Westport's proprietary high pressure direct injection technology allows combustion engines to produce 21% to 27% less greenhouse gas emissions than equivalent diesel engines, enabling fleets to switch to lower-cost, domestically available natural gas. We are committed to continually develop low-emissions technologies that allow a wide range of engines to operate on clean-burning fuels."

Since its founding in 1995, Westport has developed technology that allows more environmentally sustainable engines without compromising the performance, fuel economy, durability and reliability of diesel engines. Westport is setting the technology standard for combustion engines to run on gaseous fuels such as natural gas, biomethane, propane or hydrogen. Westport's extensive intellectual property portfolio, knowledge and experience in a wide range of core technologies give Westport a competitive advantage. Worldwide, Westport has more than 220 issued patents, including 65 issued in the U.S.

UPS was chosen to host the event for its leadership in advancing and developing future generations of delivery vehicles that significantly reduce fuel consumption and dependence on fossil fuels. UPS was the first private delivery company to purchase LNG trucks when 11 were deployed in 2000. In February, UPS purchased 48 LNG trucks powered by Westport HD Systems to be used in interstate operations for the Ontario, California to Las Vegas, Nevada route. UPS will have a fleet of more than 1,100 natural gas trucks including compressed natural gas delivery vehicles powered by Cummins Westport engines and the recently purchased LNG tractors. These LNG trucks are expected to produce 25% fewer greenhouse gas emissions compared to the older diesel trucks and displace 95% of the fuel used by conventional diesel vehicles.

The Westport HD System consists of a 15-litre HD engine, incorporating proprietary Westport fuel injectors, LNG fuel tanks with integrated cryogenic fuel pumps, and associated electronic components to facilitate robust performance and reliable operation. The Westport HD engine is certified and compliant to 2010 U.S. Environmental Protection Agency and California Air Resources Board emission standards in North America.

Photos related to this event will be published on Westport's homepage at www.westport.com.

About Westport Innovations Inc.

Westport Innovations Inc. is a global leader in alternative fuel, low-emissions technologies that allow engines to operate on clean-burning fuels such as compressed natural gas (CNG), liquefied natural gas (LNG), hydrogen, and biofuels such as landfill gas. Our unique technologies reduce nitrogen oxides (NOx), particulate matter (PM), and greenhouse gas emissions (GHG) while preserving the power, torque, and fuel efficiency of diesel engines. The Company focuses on three distinct categories or target markets - light-, medium-, and heavy-duty - through Westport business units or joint ventures. Juniper Engines is focused on 2.4L engines for industrial applications such as forklifts, oilfield service engines and light-duty automotive. Cummins Westport (CWI), a joint venture with Cummins, sells the world's broadest range of low-emissions alternative fuel engines for commercial urban fleets such as buses, refuse trucks and vocational vehicles ranging from 5.9L to 8.9L. Westport Heavy Duty (Westport HD), our proprietary development platform, is engaged in the engineering, design and marketing of natural gas-enabling technology for the heavy-duty diesel engine and truck market. To learn more about our business, visit our website or subscribe to our RSS feed at www.westport.com, or follow us on Twitter @WestportWPRT.

Note:  This document contains forward-looking statements, including statements regarding the demand for our products, the future success of our business and technology strategies, intentions of partners and potential customers, the performance and competitiveness of our products and expansion of product coverage, future market opportunities and speed of adoption of natural gas for transportation. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward-looking statements. These risks and assumptions include risks and assumptions related to our revenue growth, operating results, industry and products, the general economy, governmental policies and regulation, technology innovations, the acceptance of natural gas vehicles in fleet markets, the relaxation or waiver of fuel emission standards, the inability of fleets to access capital or government funding to purchase natural gas vehicles, the sufficiency of bio methane for use in our vehicles, the development of competing technologies as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward looking statements except as required by National Instrument 51-102.

%CIK: 0001370416

For further information:

Inquiries:
Darren Seed
Vice President, Investor Relations & Communications
Westport Innovations Inc.
Phone: 604-718-2046
Email: invest@westport.com

CO: Westport Innovations Inc.

CNW 13:48e 01-APR-11